UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: September 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Form 8 (OPD) - Micro Focus International plc, dated 21 September 2022

           AMENDMENT - CHANGE TO SECTION 3(B)
FORM 8 (OPD)

PUBLIC OPENING POSITION DISCLOSURE BY A PARTY TO AN OFFER
Rules 8.1 and 8.2 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	Micro Focus International plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
N/A
(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Micro Focus International plc
(d) Is the discloser the offeror or the offeree?	OFFEREE
(e) Date position held: The latest practicable date prior to the disclosure	8 September 2022
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PARTY TO THE OFFER MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates

Class of relevant security:	Ordinary shares of 10 pence each
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	Nil	-	Nil	-
(2) Cash-settled derivatives:	Nil	-	Nil	-
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	-	Nil	-
TOTAL:	Nil	-	Nil	-

Class of relevant security:	ADR
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	Nil	-	Nil	-
(2) Cash-settled derivatives:	Nil	-	Nil	-
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	Nil	-	Nil	-
TOTAL:	Nil	-	Nil	-

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)        Rights to subscribe for new securities

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         POSITIONS OF PERSONS ACTING IN CONCERT WITH THE PARTY TO THE OFFER MAKING THE DISCLOSURE

Details of any interests, short positions and rights to subscribe (including directors' and other employee options) of any person acting in concert with the party to the offer making the disclosure:

(A) Interests held by the directors of Micro Focus International plc, their close relatives and related trusts

Name	Number of ordinary shares	Percentage of issues ordinary share capital (excluding ordinary shares held in treasury)
Stephen Murdoch	287,395	0.086%
Matthew Ashley	43,280	0.013%
Gregory Lock	835,000	0.248%
Richard Atkins	13,862	0.004%
Amanda Brown	3,841	0.001%

(B) Interests held as options or awards under the share plans of Micro Focus International plc by the directors of Micro Focus International plc and their close relatives and related trusts who are not exempt principal traders for the purposes of Rule 8 of the

Name	Share plan	Number of ordinary shares (under option)	Vesting date	Exercise price (per share) (£)
Stephen Murdoch	Performance Share Plan	39,640	26 July 2019	Nil
		250,000	23 April 2023	Nil
		350,515	26 March 2024	Nil
		506,103	TBC*	Nil
	Deferred Bonus Share Plan	19,416	26 March 2024	Nil
		59,942	9 February 2025	Nil
Matthew Ashley	Performance Share Plan	625,186	TBC*	Nil
	Deferred Bonus Share Plan	12,341	9 February 2025	Nil
	Sharesave Plan	4,594	1 April 2025	£3.6328

*Vesting to occur on the later of the date the Micro Focus International plc Remuneration Committee determines the outcome of the performance measures and the day after the full year FY24 results announcement

(C) Interests and short positions held by connected advisers of Micro Focus International plc

Goldman Sachs International

Goldman Sachs & Co. LLC
Class of relevant security:	ADR
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	491	0.00	363,391	0.10
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	491	0.00	363,391	0.10

Folio Investments, Inc.
Class of relevant security:	ADR
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	54.8528	0.00	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	54.8528	0.00	0	0.00

(D) Interests, short positions and rights to subscribe held by other presumed concert parties of Micro Focus International plc

None

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer making the disclosure or any person acting in concert with it:
Irrevocable commitments and letters of intent should not be included. If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer making the disclosure, or any person acting in concert with it, and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

None

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

i. D Date of disclosure:	8 September 2022
ii. Contact name:	Janet McCarthy, Chief Legal Officer
iii. Telephone number:	01635 565 200

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 September 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer